UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
QUIXOTE CORPORATION
(Name of Subject Company (Issuer))
THP MERGER CO.
(Offeror)
a wholly-owned subsidiary of
TRINITY INDUSTRIES, INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror issuer or other person))
Common Stock, $0.01 2/3 par value per share (including the associated
Series C Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)
749056107
(CUSIP Number of Class of Securities)
S. Theis Rice, Esq.
Chief Legal Officer
Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, Texas 75207
Telephone: (214) 631-4420
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Mary R. Korby, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
Telephone: (214) 746-7700
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$61,120,678	$4,357.90
(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) 9,333,867 shares of common stock, par value $0.01 2/3 per share, of Quixote Corporation, outstanding multiplied by the offer price of $6.38 per share, (ii) 233,000 shares of common stock, par value $0.01 2/3 per share, of Quixote Corporation, which were subject to issuance pursuant to the exercise of outstanding options that have an exercise price of less than $6.38, multiplied by $6.38 and (iii) 210,166 shares of common stock, par value $0.01 2/3 per share, of Quixote Corporation, which were subject to issuance pursuant to the exercise of outstanding options that have an exercise price equal to or greater than $6.38 and are not held by directors and certain executive officers of Quixote Corporation, multiplied by $0.40 (the actual consideration payable in respect of such options). 1,621,622 shares of common stock, par value $0.01 2/3 per share, of Quixote Corporation reserved for issuance upon conversion of the 7% convertible notes of Quixote Corporation due 2025 have been excluded from the calculation because the conversion price of those notes ($25.90 per share) exceeds the offer price of $6.38. The calculation of the filing fee is based on Quixote Corporation’s representation of its capitalization as of December 29, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00007130.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not Applicable
Form of Registration No.: Not Applicable	Date Filed: Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) THP Merger Co., a Delaware corporation (the “Purchaser”), and a wholly-owned subsidiary of Trinity Industries, Inc., a Delaware corporation (“Trinity”), and (ii) Trinity. This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 2/3 per share (including the associated preferred stock purchase rights, the “Shares”), of Quixote Corporation, a Delaware corporation (“Quixote”), at a purchase price of $6.38 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 7, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
Item 1. Summary Term Sheet.
     The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Quixote Corporation, a Delaware corporation. Quixote’s principal executive offices are located at 35 East Wacker Drive, Chicago, Illinois 60601. Quixote’s telephone number at such address is (312) 467-6755.
     (b) This Schedule TO relates to the outstanding shares of common stock, par value $0.01 2/3 per share (including the associated Series C Junior Participating Preferred Stock Purchase Rights), of Quixote. Quixote has advised Trinity that, on December 29, 2009, there were 9,333,867 Shares issued and outstanding, 895,499 shares of common stock of Quixote issuable upon, or otherwise deliverable in connection with, the exercise of outstanding options and 1,621,622 shares of common stock of Quixote reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding convertible notes.
     (c) The information set forth in the section in the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     This Schedule TO is filed by Trinity and the Purchaser and relates to the outstanding shares of common stock, par value $0.01 2/3 per share (including the associated Series C Junior Participating Preferred Stock Purchase Rights), of Quixote. The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Trinity and the Purchaser” and in Schedule I is incorporated herein by reference.
Item 4. Terms of the Transaction.
     The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Trinity and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Quixote,” “Purpose of the Offer; Plans for Quixote” and “The Merger Agreement,” respectively, is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for Quixote,” and “The Merger Agreement,” respectively, is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Source and Amount of Funds,” respectively, is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Trinity and the Purchaser,” “Purpose of the Offer; Plans for Quixote,” and “The Merger Agreement” is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
     The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
     Not applicable.

Item 11. Additional Information.
     (a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Trinity and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Quixote,” “Purpose of the Offer; Plans for Quixote” and “The Merger Agreement,” respectively, is incorporated herein by reference.
     (a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for Quixote,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.
     (a)(3) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals,” is incorporated herein by reference.
     (a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.
     (a)(5) None.
     (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase, dated January 7, 2010.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Text of Joint Press Release of Trinity Industries, Inc. and Quixote Corporation, dated December 30, 2009, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Trinity on December 30, 2009.

(a)(5)(B)	Text of Form Letter from Trinity Industries, Inc. to Trinity Highway Products Customers, dated December 30, 2009, incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Trinity on December 30, 2009.

(a)(5)(C)	Text of Form Letter from Trinity Industries, Inc. to Employees of Quixote Corporation, dated December 30, 2009, incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by Trinity on December 30, 2009.

(a)(5)(D)	Text of Form Email to Trinity Highway Products Employees, dated December 30, 2009, incorporated herein by reference to Exhibit 99.4 to the Schedule TO-C filed by Trinity on December 30, 2009.

(a)(5)(E)	Form of Summary Advertisement as published on January 7, 2010 in The Wall Street Journal.

(a)(5)(F)	Joint Press Release issued by Trinity Industries, Inc. and Quixote Corporation on January 7, 2010.

(b)	Not applicable.

(d)(1)	Confidentiality Agreement, dated October 17, 2008, between Trinity Industries, Inc. and Quixote Corporation.

(d)(2)	Agreement and Plan of Merger, dated as of December 30, 2009, by and among Trinity Industries, Inc., THP Merger Co. and Quixote Corporation.

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders.
Item 13. Information required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

TRINITY INDUSTRIES, INC.
By:	/s/ William A. McWhirter II
	Name:	William A. McWhirter II
	Title:	Senior Vice President and Chief Financial Officer

THP MERGER CO.
By:	/s/ James E. Perry
	Name:	James E. Perry
	Title:	Vice President, Treasurer and Assistant Secretary

Date: January 7, 2010

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase, dated January 7, 2010.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Text of Joint Press Release of Trinity Industries, Inc. and Quixote Corporation, dated December 30, 2009, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Trinity on December 30, 2009.

(a)(5)(B)	Text of Form Letter from Trinity Industries, Inc. to Trinity Highway Products Customers, dated December 30, 2009, incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Trinity on December 30, 2009.

(a)(5)(C)	Text of Form Letter from Trinity Industries, Inc. to Employees of Quixote Corporation, dated December 30, 2009, incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by Trinity on December 30, 2009.

(a)(5)(D)	Text of Form Email to Trinity Highway Products Employees, dated December 30, 2009, incorporated herein by reference to Exhibit 99.4 to the Schedule TO-C filed by Trinity on December 30, 2009.

(a)(5)(E)	Form of Summary Advertisement as published on January 7, 2010 in the Wall Street Journal.

(a)(5)(F)	Joint Press Release issued by Trinity Industries, Inc. and Quixote Corporation on January 7, 2010.

(b)	Not applicable.

(d)(1)	Confidentiality Agreement, dated October 17, 2008, between Trinity Industries, Inc. and Quixote Corporation.

(d)(2)	Agreement and Plan of Merger, dated as of December 30, 2009, by and among Trinity Industries, Inc., THP Merger Co. and Quixote Corporation.

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders.